1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 16, 2018

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Asset Short Duration Income ETF (the “Fund”),

a series of Legg Mason ETF Investment Trust (the “Trust”)

Post-Effective Amendment No. 62 (the “Amendment”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Gregory:

Per your telephone conversation with Neesa P. Sood with respect to the Amendment filed on October 31, 2018 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Trust, we are providing supplementally as correspondence, a copy of the completed “Fees and expenses of the fund” table and “Example” table that are expected to be included in the Fund’s prospectus.

The Amendment was filed to add a new series to the Trust. Accordingly, on behalf of the Trust, please find attached pages from the current draft of the Fund’s prospectus which contains the appropriate information.

Any questions or comments on the correspondence filing or Amendment should be directed to the undersigned at 202-303-1124.

Very truly yours,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

Enclosures

cc:	Rosemary D. Emmens, Legg Mason & Co., LLC

Neesa P. Sood, Willkie Farr & Gallagher LLP

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Prospectus     [        ]

LEGG MASON FIXED INCOME

ETFs

WESTERN ASSET SHORT DURATION INCOME ETF

NASDAQ (Ticker Symbol): [WINC]

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Contents
Investment objective	[ ]
Fees and expenses of the fund	[ ]
Principal investment strategies	[ ]
Principal risks	[ ]
Performance	[ ]
Management	[ ]
Purchase and sale of fund shares	[ ]
Tax information	[ ]
Payments to broker-dealers and other financial intermediaries	[ ]
More on the fund’s investment strategies, investments and risks	[ ]
More on fund management	[ ]
Shareholder information	[ ]
Dividends, other distributions and taxes	[ ]
Creations and redemptions	[ ]
Financial highlights	[ ]

Investment objective

Western Asset Short Duration Income ETF (the “fund”) seeks current income.

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the table. The management agreement between Legg Mason ETF Investment Trust (the “Trust”) and Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “manager”) (the “Management Agreement”) provides that LMPFA will pay all operating expenses of the fund, except interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses, extraordinary expenses and the management fee payable to LMPFA under the Management Agreement.

Shareholder fees
(fees paid directly from your investment)
None

Annual fund operating expenses (%)
(expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.29
Distribution and/or service (12b-1) fees	0.00
Other expenses[1]	None
Total annual fund operating expenses	0.29

[1]	“Other expenses” are estimated for the current fiscal year. Actual expenses may differ from estimates.

Example:

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the example.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own shares ($)
	1 year	3 years
Western Asset Short Duration Income ETF	30	94

Legg Mason Fixed Income ETFs	1